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                             December 7, 2021

       Haijun Wang
       Chairman and Chief Executive Officer
       Atour Lifestyle Holdings Limited
       18th floor, Wuzhong Building
       618 Wuzhong Road, Minhang District
       Shanghai, People's Republic of China

                                                        Re: Atour Lifestyle
Holdings Limited
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed November 1,
2021
                                                            File No. 333-256881

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 8, 2021 letter.

       Amendment No. 5 to Registration Statement on Form F-1 filed November 1, 2021

       General

   1. We note your response to comments 2 and 3 and revised disclosure on pages 5 and 64 that the PRC Data Security
Law defines "data processing" broadly, and that you have more than one million users.
Please file a revised legal opinion as Exhibit 99.2 to address how the "data processing"
definition, as broadly defined, together with your planned listing abroad and more than
one million users appear to require that you be subject to a cybersecurity review.
Revise your Summary and Risk Factor disclosure to further clarify the specific risks of
going forward with an offering under these circumstances without cybersecurity review.
Please include a risk factor under a separate subheading.
 Haijun Wang
FirstName  LastNameHaijun   Wang
Atour Lifestyle Holdings Limited
Comapany7,
December   NameAtour
             2021      Lifestyle Holdings Limited
December
Page 2    7, 2021 Page 2
FirstName LastName
Cover Page

2. Please provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts throughout the organization. State whether any transfers, dividends, or distributions have been made to date.
Prospectus Summary
Our Challenges, page 3

3. In each of the bulleted summary risk factors, please provide specific cross-references to the more detailed discussion of these risks in the prospectus.
Recent Regulatory Developments
Potential CSRC Approval Required For This Offering, page 6

4.       We note your disclosure on page 6 that    [a]s of the date of this
prospectus, there are no
         PRC laws and regulations in force explicitly requiring that [you] obtain any permission from PRC authorities including the CSRC to issue securities to foreign
investors.    Please
         reconcile with your revised disclosure and response to comments 1 and 3, which seem to indicate that you are "technically" subject to review. Additionally, disclose the consequences to you and your investors if you inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
Risk Factors, page 22

5. Please revise the risk factors on pages 50-51 to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB
         determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state. Management's Discussion and Analysis, page 83

6. We note your response to comment 1 and the statement that you do not believe the operations "of a largely offline hotel network without any material reliance on online platforms would implicate substantial risks related to national security, cross-border transfer of core data, important data or massive personal information." It is unclear why you believe you do not materially rely on an online platform when your "cloud-
         based, all-channel, real-time CRS" allows you to (1) manage inventories, prices and reservations across all your major channels and (2) avail yourself of other processes, for example, "to monitor and analyze" your core operational metrics and make well-informed business decisions in real time, as stated on page 135. Do you believe you are or will be subject to cybersecurity review, but that such review will not have a material impact given
 Haijun Wang
Atour Lifestyle Holdings Limited
December 7, 2021
Page 3
      the nature of your operations? Or do you believe the nature of your operations will result in a decision by authorities not to conduct a cybersecurity review despite the "technical"
      application to you? Please further explain your belief regarding cybersecurity review and your "largely offline" network. Additionally, as requested please revise your
      Management's Discussion and Analysis to address the possible material impact or advise us why you believe potential cybersecurity review does not constitute a known material event or uncertainty that is not likely to come to fruition.
       You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if
you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameHaijun Wang
                                                           Division of
Corporation Finance
Comapany NameAtour Lifestyle Holdings Limited
                                                           Office of Real
Estate & Construction
December 7, 2021 Page 3
cc:       Li He, Esq.
FirstName LastName